

Tyler Tringas · 2nd

General Partner at Earnest Capital

New York, New York, United States · Contact info

500+ connections

3 mutual connections: Jonny Price, Jay Hastings, and 1 other

Connect Message More

Earnest Capital

University of Florida - Warrington College of...

Featured


Building Micro-SaaS Businesse
An ebook, of course

Building a Small, Profitable SaaS Business.
Tyler Tringas
What's Micro-SaaS? It is a software as a service business owned and operated by one person or a...

Personal Blog
Tyler Tringas

Experience

General Partner
Earnest Capital
Aug 2018 – Present · 2 yrs 11 mos

Early-stage funding for bootstrappers: earnestcapital.com - Connect on Twitter as I don't check LinkedIn messages. https://twitter.com/tylertringas

CEO
Maptia
Mar 2018 – Present · 3 yrs 4 mos
Remote

Chief Operating Officer
SeaLegacy
Nov 2017 – Aug 2018 · 10 mos
Vancouver Island (remote)

SeaLegacy is an ocean conservation non-profit. Lead the strategy and product deployment of a recurring revenue donation platform (The Tide).

Founder, Lead Developer
Storemapper.co
Jul 2012 – Jul 2017 · 5 yrs 1 mo
Greater New York City Area

Bootstrapped, founded and developed a B2B SaaS business. Exited in 2017 to private equity.

Full-stack Shopify Developer
Web Developer
Jun 2011 – Jun 2015 · 4 yrs 1 mo
Greater New York City Area

Front-end developer specializing in Javascript, jQuery, visualizations in D3.js. Experienced in Ruby on Rails, PHP (Wordpress) and Liquid (Shopify).

I do freelance Shopify e-commerce development for small/local businesses that I tl …see more

Show 3 more experiences

Education

University of Florida - Warrington College of Business
BS, Economics
2004 – 2008
Activities and Societies: Student Investment Club Fencing Squad

Study Abroad:

Pontifica Universidade Catolica, Rio de Janeiro, 2007
Functional Portuguese and Brasilian Business

Huron University, London, 2007
Wind Insight intern with New Energy Finance